SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

KIEWIT MATERIALS COMPANY

(Name of Subject Company)

KIEWIT MATERIALS COMPANY

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

US49387R1005

(CUSIP Number of Class of Securities)

Mark E. Belmont, Esq.
Vice President and General Counsel
Kiewit Materials Company
1100 Kiewit Plaza
Omaha, Nebraska 68131
(402) 536-3661

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David K. Boston, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kiewit Materials Company, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2002, as amended by Amendment No. 1 thereto, filed with the Commission on August 19, 2002 (as amended, the “Schedule 14D-9”), with respect to the offer made by Jem Lear Acquisition Company, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Rinker Materials Corporation, a Georgia corporation (“Parent”), to purchase all of the outstanding shares of common stock (the “Common Stock”), par value $0.01 per share, of the Company (the “Shares”), at a purchase price of $17.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 23, 2002, and in the related Transmittal Letter (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as the same may be amended from time to time, that was initially filed by Parent and Purchaser with the Commission on July 23, 2002.

Item 2. Identity and Background of Filing Person

     Item 2 of the Schedule 14D-9 is hereby amended by amending and restating the fourth paragraph under the caption“Tender Offer” as follows:

“All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Purchaser or Parent and the Company has not independently verified the accuracy or completeness of such information.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements

     (1)  Item 3 of the Schedule 14D-9 is hereby amended by adding the following to the end of the caption“Agreements with Executive Officers, Directors and Affiliates of the Company— Convertible Debentures”:

“The following table sets forth, as of July 9, 2002, (1) the aggregate principal amount of Convertible Debentures held by each of the Company’s executive officers, (2) the aggregate number of Shares issuable to each executive officer upon conversion of his Convertible Debentures and (3) the pre-tax proceeds payable to each executive officer upon the closing of the Offer with respect to such Shares assuming such executive officer elects to convert all of his Convertible Debentures into Common Stock and tenders all Shares acquired upon conversion of such Convertible Debentures pursuant to the Offer. The following table does not include any indemnification amounts that may be payable to the executive officers by the Company pursuant to the terms of the Indemnification Agreements.

			Pre-Tax Proceeds to
			be Received Upon
			Closing of the
			Offer with Respect
		Aggregate Number of	to the Tender of
	Aggregate Principal	Shares Issuable	all Shares Issuable
	Amount of	Upon Conversion of	Upon Conversion of
Name of Executive	Convertible	Convertible	Convertible
Officer	Debentures	Debentures	Debentures

Christopher J. Murphy	$8,000,000	1,101,950	$18,733,150
Donald E. Bowman	$900,000	119,637	$2,033,829
Mark E. Belmont	$595,000	82,398	$1,400,766
John J. Shaffer	$585,000	79,395	$1,349,715
Daniel W. Speck	$705,000	99,798	$1,696,566
Rick W. Thomas	$490,000	65,971	$1,121,507
Todd A. Freyer	$160,000	21,384	$363,528

     On August 19, 2002, all of the Convertible Debentures held by each of the executive officers listed above were converted into Common Stock.”

     (2)  Item 3 of the Schedule 14D-9 is hereby amended by amending and restating the second sentence under the caption“Agreements with Executive Officers, Directors and Affiliates of the Company—Financial Advisor Engagement” as follows:

“Pursuant to a fee letter, dated as of January 30, 2002, by and between the Company and JGI (the “Fee Letter”), the Company has agreed to pay JGI a fixed fee of $3.0 million for services rendered, the payment of such amount to be made only upon the successful completion of the Offer.”

Item 4. The Solicitation or Recommendation

     (1)  Item 4 of the Schedule 14D-9 is hereby amended by adding the following to the end of the third factor under the caption “Background of the Tender Offer and the Merger—Reasons for the Recommendation by the Board of Directors”:

“In evaluating the Company’s prospects and strategic objectives, the Board of Directors considered, among other things, the difficulties the Company was encountering in implementing its long-term growth plan. Specifically, the Board considered the difficulties the Company was experiencing in identifying suitable acquisition candidates at prices consistent with the Company’s acquisition strategy. The Board determined that to reach the financial guideposts set forth in the Company’s long-term growth plan the Company would likely need to make acquisitions at prices significantly higher than those previously contemplated, and that such acquisitions would likely require the Company to alter its capital structure and risk profile. In addition, the Board considered the recent slowdown in the economy and the September 11 tragedy and the negative effects such circumstances and events could have on the Company’s business prospects. Based in part on the foregoing potential risks to the Company in attempting to implement its current growth strategy, the Board concluded that the significant premium over the current formula price of the Shares being offered by Parent and Purchaser in the Offer was a preferable alternative to remaining an independent entity.”

     (2)  Item 4 of the Schedule 14D-9 is hereby amended by adding the following to the end of the fourth factor under the caption “Background of the Tender Offer and the Merger—Reasons for the Recommendation by the Board of Directors”:

“As noted above, in considering the Company’s business prospects and competitive position, the Board of Directors compared the risks associated with the continued operation of the Company’s business with the value being offered by Parent and Purchaser in the Offer. These risks included the potential limitations on the ability of the Company to grow its business at satisfactory levels in the event it continued to encounter difficulties in identifying suitable acquisition candidates and the potential negative effects a prolonged economic slowdown might have on the Company’s operations and the expansion of its business. The uncertainty surrounding the Company’s ability to grow its business on a stand-alone basis was a factor the Board considered in concluding that the value being offered by Parent and Purchaser in the Offer presented the Company with a preferable alternative to remaining an independent entity.”

     (3)  Item 4 of the Schedule 14D-9 is hereby amended by adding the following to the end of the ninth factor under the caption “Background of the Tender Offer and the Merger—Reasons for the Recommendation by the Board of Directors”:

“The Board of Directors, after consultation with management and legal counsel, concluded that the consummation of the Offer and the Merger was not likely to result in the violation of any applicable antitrust laws and would not otherwise require regulatory approvals.”

Annex A. Information Statement

     (1)  Annex A of the Schedule 14D-9 is hereby amended by amending and restating the third sentence of the third paragraph of such Annex A as follows:

“All information contained in this Information Statement or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Purchaser or Parent and the Company has not independently verified the accuracy or completeness of such information.”

     (2)  Annex A of the Schedule 14D-9 is hereby amended by changing the number of shares of Common Stock beneficially owned by Kenneth E. Stinson and the number of shares of Common Stock beneficially owned by all directors and executive officers as a group, each as set forth in the table under the caption “Ownership of Common Stock by Principal Stockholders and Management”, to 2,887,396 and 8,067,892, respectively.

     (3)  Annex A of the Schedule 14D-9 is hereby amended by adding the following immediately after the caption “Section 16(a) Beneficial Ownership Reporting Compliance”:

“Report of the Audit Committee of the Board of Directors

The Audit Committee has reviewed and discussed the Company’s audited financial statements for the fiscal year ended December 31, 2001 with management and with KPMG LLP (“KPMG”), the Company’s independent auditors for 2001. The Audit Committee has discussed with KPMG and management the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Audit Committee has received and reviewed the written disclosures from KPMG required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and has discussed KPMG’s independence with KPMG. The Audit Committee has considered whether the provision of non-audit services by KPMG is compatible with maintaining KPMG’s independence.

Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited financial statements referred to above be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Commission.

Respectfully submitted,

Richard Geary, Chairman Richard W. Colf William L. Grewcock

     The information contained in the foregoing report of the Audit Committee shall not be deemed “soliciting material” or to be “filed” with the Commission, nor shall such information be incorporated by reference into any future filings by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference in such filing.”

     (4)  Annex A of the Schedule 14D-9 is hereby amended by adding the following to the end of the caption “Agreements, Termination of Employment and Change in Control Arrangements—General Terms of Employment Agreements”:

“As described above, and pursuant to the terms of the employment agreements, in the event an Executive Officer is terminated during a Trigger Period due to such Executive Officer’s death or disability or, if an Executive Officer is terminated during a Trigger Period for No Reason, the Company is required to, among other things, make a lump sum payment to such Executive Officer in an amount equal to the sum of (x) the daily salary rate of such Executive Officer then in effect multiplied by the number of days remaining in the Trigger Period and (y) the sum of the minimum annual bonuses which would otherwise be payable to such Executive Officer during the remainder of the Trigger Period if such Executive Officer’s employment was not terminated. The Company’s obligation to make such lump sum payments is contingent on the occurrence of two events: (1) the consummation of a Change in Control transaction and (2) the termination of an Executive Officer’s employment following the consummation of such Change in Control transaction due to death, disability or No Reason. The consummation of the Offer will constitute a Change in Control transaction. Accordingly, in the event an Executive Officer is terminated for the reasons specified above during the relevant Trigger Period, such Executive Officer will be entitled to the severance payments set forth in the table below.

The following table sets forth, with respect to each Executive Officer, the severance payments that will be due to such Executive Officer assuming such Executive Officer’s employment with the Company is terminated due to death, disability or No Reason immediately following the closing of the Offer. The following table also shows the aggregate severance payments that will be due to all Executive Officers as a group in the event all of the Executive Officers are terminated for the reasons set forth above immediately following consummation of the Offer. No such severance payments are payable to the extent an Executive Officer is not terminated during a Trigger Period or if an Executive Officer is terminated during a Trigger Period for reasons other than those set forth above. As described above, the Company has agreed, to the extent any payments or benefits received by an Executive Officer in connection with a Change in Control transaction or the termination of an Executive Officer’s employment (other than any payment received by an Executive Officer with respect to the Convertible Debentures held by such Executive Officer) become subject to certain excise taxes, to pay to such Executive Officer such additional amounts such that the net amount retained by such Executive Officer after deduction of applicable taxes, will be equal to the total amount that would otherwise be payable to such Executive Officer without regard to any applicable excise taxes. Any such additional amounts that the Company may be required to pay to the Executive Officers are not included in the following table.

				Aggregate Severance
		Severance Amounts	Severance Amounts	Amounts Payable
		Payable with	Payable with	with respect to
		respect to Salary	respect to Bonuses	Salary and Bonuses
Name of Executive		During Trigger	During Trigger	During Trigger
Officer	Title	Period	Period	Period

Christopher J. Murphy	President and Chief Executive Officer	$1,020,924	$1,350,000	$2,370,924
Donald E. Bowman	Vice President and Chief Financial Officer	$687,630	$540,000	$1,227,630
Daniel W. Speck	Vice President	$346,472	$300,000	$646,472
John J. Schaffer	Vice President	$356,487	$74,000	$430,487
Mark E. Belmont	Vice President and General Counsel	$350,478	$70,000	$420,478
Todd A. Freyer	Controller	$196,266	$30,000	$226,266
Rick W. Thomas	Vice President	$276,376	$44,000	$320,376
Executive Officers as a Group		$3,234,633	$2,408,000	$5,642,633 ”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIEWIT MATERIALS COMPANY

	By:	/s/ Donald E. Bowman

Name: Donald E. Bowman Title: Vice President and Chief Financial Officer

Dated: August 20, 2002